SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Commission File Number 000-31102

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No  X
   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                The following is included in this Report on Form 6-K:

                     1. Press Release, dated February 12, 2004.

       HEMOSOL TO REALIZE $16 MILLION IN PROCEEDS FROM EXISTING TAX LOSSES

TORONTO, ON, FEBRUARY 12, 2004 - Hemosol Inc. (TSX: HML, NASDAQ:HMSL) today announced that it has entered into an agreement with MDS Inc. (TSX: MDS, NYSE:
MDZ) under which Hemosol will benefit from its existing accumulated income tax losses and other tax assets through a reorganization of both Hemosol's business and certain MDS diagnostic assets. The transaction will involve a cash payment to Hemosol of $16 million along with certain other consideration.

"We are pleased to have this unique opportunity to obtain critical cash resources to fund Hemosol's future business activities," said Lee Hartwell, Chief Executive Officer of Hemosol. "The proceeds from this transaction will allow us to continue with a number of value-creating initiatives including:

     o the implementation of the novel "Cascade" or plasma purification technology developed by ProMetic Life Sciences and the American Red Cross;

     o the opportunity to provide biomanufacturing services to other biotech companies; and

     o further development of product candidates in our research pipeline, including HEMOLINK."

The transaction will be effected under a statutory Plan of Arrangement that will be subject to approval by the Superior Court of Justice of Ontario and the shareholders and warrantholders of Hemosol Inc., as well as certain regulatory approvals. It is expected that a special meeting of the Company's shareholders and warrantholders to consider and vote on the Arrangement will be held as soon as possible and no later than April 30, 2004. The Arrangement must be approved by two-thirds of the votes cast by the shareholders and warrantholders voting at the shareholders' meeting and by a majority of the votes cast by minority shareholders voting at the meeting.

As part of the transaction, Hemosol shareholders will exchange each common share of Hemosol Inc. for one common share of Hemosol Corp., which will be the successor to Hemosol's current business, and one Class A common share of Hemosol Inc. (to be renamed Opco.) which will aquire an indirect interest in the diagnostics business currently carried on by MDS. Following the transaction, Hemosol Corp. will be held by existing Hemosol shareholders (including MDS) on the same pro-rata basis as Hemosol Inc. was held prior to the transaction. MDS currently holds approximately 12% of the outstanding shares of Hemosol Inc. Newly formed Hemosol Corp. will own a 93% equity interest in a new partnership that will carry on Hemosol's current and future business, with the remaining 7% being owned by Opco. MDS will hold 99.5% of the equity of Opco and existing Hemosol shareholders will hold the remaining 0.5% through the Class A common shares to be issued. It is a condition of closing that Hemosol Corp. be listed on the TSX and NASDAQ.

Also as part of the transaction, Hemosol will decrease the total number of warrants issued, or to be issued to MDS as consideration for the previously disclosed guarantee by MDS of Hemosol's bank loan, from an aggregate of 10,000,000 warrants to a total of 7,500,000 warrants (which will become Hemosol Corp. warrants).

The Corporation's Board of Directors, after careful review, and upon the recommendation of its independent committee composed of three directors who are not related to MDS (after receiving a fairness opinion from KPMG Corporate Finance Inc.), has concluded that the transaction with MDS is fair, from a financial point of view, to the Hemosol shareholders, other than MDS. The Board of Directors has approved the transaction and recommends that shareholders vote in favour of the transaction. Details of the independent committee's and the Board of Directors' recommendations, as well as the fairness opinion of KPMG will be included in the information circular to be mailed to the Hemosol shareholders in connection with the special meeting.

The Arrangement should not result in any tax payable by Canadian resident shareholders, unless they sell the newly issued shares of Hemosol Corp. or the shares of Opco which will be issued as part of the transaction, in which case normal capital gains taxes may apply. For shareholders who are U.S. taxpayers, this transaction will likely be treated as a taxable distribution of property by Hemosol. Depending upon whether Opco has earnings and profits for the 2004 fiscal year, all or a portion of such distribution may be taxable as a dividend. U.S. shareholders will be urged to carefully review the information circular and to consult their tax advisors in this regard.

ABOUT HEMOSOL INC.
Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK[TM] [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause Hemosol's actual results to differ materially from forecasts and estimates include, but are not limited to: the successful and timely completion of the preclinical and clinical development of its products; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to manufacture or have manufactured its product in commercial quantities and at competitive costs; the competitive environment for therapeutic and non-therapeutic protein products derived from human blood; the ability to obtain adequate funding under acceptable terms to complete its development programs; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:   Jason Hogan
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     HEMOSOL INC.



Date:      February 12, 2004         By: /s/  LEE D. HARTWELL
                                        ----------------------------------------
                                        Name:  Lee D. Hartwell
                                        Title: President and Chief Executive
                                               Officer